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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549





                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Grand Central Financial Corp.
         _______________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
         _______________________________________________________________
                         (Title of Class of Securities)


                                   36527S-10-2
         _______________________________________________________________
                                 (CUSIP Number)


                               December 31, 2000
         _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)
   /_/ Rule 13d-1(c)
   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

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________________________________________________________________________________
CUSIP NO.  36527S-10-2                  13G/A             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Central Federal Savings and Loan Association of Wellsville
        Employee Stock Ownership Plan
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Ohio
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF
                               159,569
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                               45,844
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                               205,413
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                      0
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               205,413
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              11.7% of 1,749,831 shares of Common Stock outstanding as of December 31, 2000.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*

                  EP
________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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              CENTRAL FEDERAL SAVINGS AND LOAN ASSOCIATION OF WELLSVILLE
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            Grand Central Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            601 Main Street
            Wellsville, Ohio  43968

Item 2(a)   Name of Person Filing:
            Central Federal Savings and Loan Association of Wellsville Employee Stock Ownership Plan
            Trustee: First Bankers Trust Company, N.A.
                     P.O. Box 3566
                     Quincy, Illinois 62305

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            601 Main Street
            Wellsville, Ohio  43968

Item 2(c)   Citizenship:
            Federally chartered stock savings institution's employee stock benefit plan organized in Ohio.

Item 2(d)   Title of Class of Securities: Common Stock par value $0.01 per share

Item 2(e)   CUSIP Number:  36527S-10-2

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 205,413 shares of the issuer. This number of shares represents 11.7% of the common stock, par value $0.01, of the issuer, based upon 1,749,831 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 159,569 of the shares and shares voting power over 45,844 shares. The reporting person has the sole power to dispose or direct the disposition of 205,413 shares of common stock.


                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A


SEC 1745 (2-95)

                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 7, 2001
               ___________________________________________________
                                     (Date)


                                /s/ Linda Shultz
                __________________________________________________
                                   (Signature)


                                  Linda Shultz
                  First Bankers Trust Company, N.A., as Trustee
               ___________________________________________________
                                  (Name/Title)









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